Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Nine months ended September 30,	Twelve Months Ended
		December 31,
	2018	2017	2016	2015	2014	2013
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$215,160	$261,848	$234,517	$240,235	$210,526	$254,520
Adjust for distributed income of equity investees	9,532	13,601	12,770	1,330	(6,797)	4,812
Fixed charges, as below	72,685	94,294	93,857	93,409	90,012	90,236
Total earnings, as defined	$297,377	$369,743	$341,144	$334,974	$293,741	$349,568

Fixed charges, as defined:
Interest charges (1)	$71,562	$92,440	$92,229	$91,978	$88,265	$88,695
Rental interest factor	1,123	1,854	1,628	1,431	1,747	1,541
Total fixed charges, as defined	$72,685	$94,294	$93,857	$93,409	$90,012	$90,236
Ratio of earnings to fixed charges	4.09x	3.92x	3.63x	3.59x	3.26x	3.87x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$215,160	$261,848	$234,517	$240,235	$210,526	$254,520
Adjust for distributed income of equity investees	9,532	13,601	12,770	1,330	(6,797)	4,812
Supplemental fixed charges, as below	72,901	94,504	94,075	93,651	90,356	90,741
Total earnings, as defined	$297,593	$369,953	$341,362	$335,216	$294,085	$350,073

Supplemental fixed charges:
Interest charges (1)	$71,562	$92,440	$92,229	$91,978	$88,265	$88,695
Rental interest factor	1,123	1,854	1,628	1,431	1,747	1,541
Supplemental increment to fixed charges (2)	216	210	218	242	344	505
Total supplemental fixed charges	$72,901	$94,504	$94,075	$93,651	$90,356	$90,741
Supplemental ratio of earnings to fixed charges	4.08x	3.91x	3.63x	3.58x	3.25x	3.86x

(1) FIN 48 interest is not included in interest charges.
(2) Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.